Exhibit 5.1

A&L Goodbody Solicitors International Financial Services Centre North Wall Quay Dublin 1

Tel: +353 1 649 2000 Fax: +353 1 649 2649 email: info@algoodbody.com website: www.algoodbody.com dx: 29 Dublin

Our ref	01414323	Your ref	Date	10 June 2015

Endo International plc

First Floor

Minerva House

Simmonscourt Road

Ballsbridge

Dublin 4

Ireland

Re:	Endo International plc (the Company)

Dear Sirs

1.	We are acting as Irish counsel to the Company, a public limited company incorporated under the laws of Ireland (registered number 534814), in connection with the proposed equity offering of the Company’s ordinary shares, par value $0.0001 per share (the Shares) pursuant to the Underwriting Agreement dated 4 June 2015 (the Underwriting Agreement), among the Company and the several underwriters named therein (the Underwriters) (the Underwriting Agreement, together with the Registration Statement (as hereafter defined), the Transaction).

2.	We have examined pdf copies of:

2.1.	the Underwriting Agreement, and

2.2.	a corporate certificate (the Certificate) of the Company dated 10 June 2015 attaching amongst other documents:

2.2.1.	copies of the certificate of incorporation, the certificate on change of name and memorandum and articles of association of the Company;

2.2.2.	copies of a shelf registration statement on Form S-3 dated 2 June 2015 (the Registration Statement) filed with the United States Securities and Exchange Commission (the SEC), the preliminary prospectus supplement dated 2 June 2015 in respect of the Shares filed with the SEC (the Preliminary Prospectus) and the prospectus supplement dated 4 June 2015 in respect of the Shares filed with the SEC (the Prospectus);

2.2.3.	an extract from the minutes of meetings of the board of directors of the Company held on 18 May 2015 and 9 June 2015,

and such other documents as we have considered necessary or desirable to examine in order that we may give this opinion.

Dublin Belfast London New York San Francisco Palo Alto

P.M. Law	V.J. Power	S. O’Riordan	E.A. Roberts	D. Widger	J.B. Somerville	D. Main	P.T. Fahy	A. Casey	G. Stanley	C. Morrissey
C.E. Gill	L.A. Kennedy	M.P. McKenna	C. Rogers	C. Christle	M.F. Barr	J. Cahir	A.J. Johnston	B. Hosty	D. Dagostino
E.M. Fitzgerald	S.M. Doggett	K.A. Feeney	G. O’Toole	S. O’Croinin	A.M. Curran	M. Traynor	M. Rasdale	M. O’Brien	E. Keane
B.M. Cotter	B. McDermott	M. Sherlock	J.N. Kelly	J.W. Yarr	A. Roberts	P.M. Murray	D. Inverarity	K. Killalea	C. Clarkin
J. G. Grennan	C. Duffy	E.P. Conlon	N. O’Sullivan	D.R. Baxter	M. Dale	N. Ryan	M. Coghlan	L. Mulleady	R. Grey
J. Coman	E.M. Brady	E. MacNeill	M.J. Ward	A. McCarthy	C. McCourt	P. Walker	D.R. Francis	K. Ryan	R. Lyons
P.D. White	P.V. Maher	K.P. Allen	A.C. Burke	J.F. Whelan	R.M. Moore	K. Furlong	L.A. Murphy	E. Hurley	J. Sheehy

Consultants: J.R. Osborne S.W. Haughey T.V. O’Connor Professor J.C.W. Wylie A.F. Browne M.A. Greene A.V. Fanagan J.A. O’Farrell I.B. Moore J.H. Hickson

2.3.	Terms not defined herein have the meaning given to them in the Underwriting Agreement.

3.	For the purpose of giving this opinion we have assumed:

3.1.	the authenticity of all documents submitted to us as originals and the completeness and conformity to the originals of all copies of documents of any kind furnished to us;

3.2.	that the copies produced to us of minutes of meetings and/or of resolutions are true copies and correctly record the proceedings of such meetings and/or the subject-matter which they purport to record and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such minutes were duly passed and are in full force and effect;

3.3.	that the Registration Statement, the Preliminary Prospectus and the Prospectus and any amendments to such documents (including post-effective amendments) have become effective under the United States Securities Act of 1933, as amended;

3.4.	the genuineness of the signatures and seals on all original and copy documents which we have examined;

3.5.	that the memorandum and articles of association of the Company are correct and up to date;

3.6.	the completeness and authenticity of the Registration Statement, the Preliminary Prospectus and the Prospectus as filed with the SEC;

3.7.	the accuracy and completeness as to factual matters of the representations and warranties of the Company contained in the Underwriting Agreement and the accuracy of all certificates provided to us by the Company;

3.8.	that there are no agreements or arrangements in existence which in any way amend or vary the terms of the Transaction as disclosed by the Underwriting Agreement;

3.9.	without having made any investigation, that the terms of the Underwriting Agreement is lawful and fully enforceable under the laws of the State of New York and any other applicable laws other than the laws of Ireland;

3.10.	that all relevant authorisations, approvals, consents and licences required in any jurisdiction and all formalities and requirements of the laws of any relevant jurisdiction and of any regulatory authority therein applicable to the execution, performance, delivery, enforceability and admissibility in evidence of the Underwriting Agreement (i) have been made, done or obtained, as the case may be (other than in Ireland insofar as opined on herein) and (ii) have been and will be duly complied with (and in each case (where applicable) (a) they are in full force and effect and (b) were made, done, obtained or complied with within any applicable time period;

3.11.	that (i) the parties to the Underwriting Agreement were solvent and able to pay their debts within the meaning of Sections 509 and 570 of the Companies Act 2014 or any analogous provisions under any applicable laws immediately after the execution and delivery of the Underwriting Agreement; (ii) the parties to the Underwriting Agreement will not as a consequence of doing any act or thing which the Underwriting Agreement contemplates, permits or requires the relevant party to do, be unable to pay its debts within the meaning of such Sections or any analogous provisions under any applicable laws; (iii) no liquidator, receiver or examiner or other similar or analogous officer has been appointed in relation to any of the assets or undertakings of the parties to the Underwriting Agreement; and (iv) no petition for the making of a winding-up order or the appointment of an examiner or any similar officer or any similar or analogous procedure in any jurisdiction has been presented in relation to the parties to the Underwriting Agreement;

3.12.	that each party to the extent that its activities in relation to the Underwriting Agreement will constitute the provision of an investment service operating in Ireland and require authorisation, is acting under and within the terms of an authorisation to do so (which authorisation has been given by the supervisory authority under the European Communities (Markets in Financial Instruments Regulations (No. 1 to 3), 2007 of Ireland or a competent authority for the purposes of Directive 2004/39/EC of 10 May, 1993 as amended or extended from time to time, in another Member State) or is exempt from the requirement to have such authorisation;

3.13.	the compliance by the parties within the prescribed period(s) and in the prescribed manner, with any notification obligations that they may have under the provisions of Chapter 5 of Part 5 of the Companies Act 2014 (Disclosure of Interests in Shares) and any respective notification obligations arising under the Irish Takeover Panel Act, 1997 and any rules promulgated thereunder;

3.14.	that none of the parties will, as a consequence of any activities carried out in connection with the Underwriting Agreement, contravene any provision of the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland;

3.15.	that the Registration Statement, the Preliminary Prospectus and the Prospectus do not constitute (and are not intended/required to constitute) a prospectus within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland and that no offer of Shares to the public is made, or will be made, that required the publication of a prospectus pursuant to Irish prospectus law in general, or in particular pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended;

3.16.	the accuracy and completeness of all information appearing on public records; and

3.17.	that the Company has entered into the Transaction in good faith, for its legitimate business purposes, for good consideration, and that it derives commercial benefit from the Transaction commensurate with the risks undertaken by it in the Transaction.

4.	Based on the foregoing and the qualifications contained in paragraph 5 of this letter, we are of the opinion that:

4.1.	the Company is a company duly incorporated under the laws of Ireland and is a separate legal entity, subject to suit in its own name. Based only on searches carried out in the Irish Companies Registration Office and the Central Office of the High Court on 10 June 2015, the Company is validly existing under the laws of Ireland and no steps have been taken or are being taken to appoint a receiver, examiner or liquidator over the Company or to wind up the Company;

4.2.	the Company has the necessary corporate power and authority, under its memorandum and articles of association, to execute and deliver the Underwriting Agreement and to perform its obligations thereunder in accordance with the terms of the Underwriting Agreement;

4.3.	all necessary corporate action required on the part of the Company to authorise the execution and delivery of the Underwriting Agreement, the issuance of the Shares and the performance by the Company of its obligations under the Underwriting Agreement has been duly taken;

4.4.	the Underwriting Agreement has been duly executed and delivered by the Company;

4.5.	the execution, delivery and performance of the Underwriting Agreement by the Company and the issuance of the Shares will not contravene the memorandum and articles of association of the Company, the certificate of incorporation of the Company or result in the violation of any Irish law;

4.6.	the Shares to be allotted and issued pursuant the Underwriting Agreement have been duly authorised by resolutions of the board of directors of the Company, and, subject to the payment of amounts due to the Company by the Underwriters for the issue of the Shares, the Shares will be validly issued, fully paid or credited as fully paid, and non-assessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such Shares);

4.7.	no consent, authorisation, licence or approval from any Irish Governmental or public body or public authority and no registration, filing or recording of any of the Underwriting Agreement or any instrument relating thereto in any Irish public office, governmental authority or regulatory body is necessary under the laws of Ireland to ensure the validity and enforceability of the Underwriting Agreement against the Company and the valid issue of the Shares pursuant to the Underwriting Agreement, save for any obligations the Underwriters may have pursuant to section 1052(1) of the Companies Act 2014.

5.	The opinions set forth in this Opinion are given subject to the following qualifications:

5.1.	an order of specific performance or any other equitable remedy is a discretionary remedy and is not available when damages are considered to be an adequate remedy;

5.2.	this opinion is given subject to general provisions of Irish law relating to insolvency, bankruptcy, liquidation, reorganisation, receivership, moratoria, court schemes of arrangement, administration and examination and the fraudulent preference of creditors and other Irish law generally affecting the rights of creditors;

5.3.	claims may become barred under relevant statutes of limitation if not pursued within the time limited by such statutes;

5.4.	a determination, description, calculation, opinion or certificate of any person as to any matter provided for in the agreements and arrangements referred to in the Registration Statement, the Preliminary Prospectus, the Prospectus or the Underwriting Agreement or any other agreements or arrangements relating to the Shares or their issue might be held by the Irish courts not to be final, conclusive or binding if it could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been made in good faith;

5.5.	claims may be or become subject to defences of set-off or counter-claim;

5.6.	an Irish court has power to stay an action where it is shown that there is some other forum having competent jurisdiction which is more appropriate for the trial of the action, in which the case can be tried more suitably for the interests of all the parties and the ends of justice and where staying the action is not inconsistent with Council Regulation 2001/44/EC;

5.7.	the enforceability of severance clauses is at the discretion of the court and may not be enforceable in all circumstances;

5.8.	a waiver of all defences to any proceedings may not be enforceable;

5.9.	provisions in any of the agreements or arrangements referred to in the Registration Statement, the Preliminary Prospectus, the Prospectus or the Underwriting Agreement or any other agreements or arrangements relating to the Shares or their issue providing for indemnification resulting from loss suffered on conversion of the amount of a claim made in a foreign currency into euro in a liquidation may not be enforceable;

5.10.	an Irish court may refuse to give effect to undertakings contained in any of the agreements or arrangements referred to in the Underwriting Agreement or any other agreements or arrangements relating to the Shares or their issue, that the Company will pay legal expenses and costs in respect of any action before the Irish courts;

5.11.	we note the decision in the English case of R (on the application of Mercury Tax Ltd) v. Revenue and Customs Commissioners 2008 EWHC 2721. Although this decision will not be binding on the Irish courts it will be considered as persuasive authority. One of the decisions in that case would appear to indicate that a previously executed signature page from one document may not be transferred to another document, even where the documents in question are simply updated versions of the same document. Our opinion is qualified by reference to the above referenced decision;

5.12.	If a party to the Underwriting Agreement or to any transfer of, or payment in respect of, the Underwriting Agreement is controlled by or otherwise connected with a person (or is itself) resident in, incorporated in or constituted under the laws of a country which is the subject of United Nations, European Community or Irish sanctions or sanctions under the Treaty establishing the European Community, as amended, or is otherwise the target of any such sanctions, then obligations to that party under the relevant the Underwriting Agreement or in respect of the relevant transfer or payment may be unenforceable or void;

5.13.	the searches referred to in paragraph 4.1 do not necessarily reveal whether or not a prior charge has been created or a resolution has been passed or a petition presented or any other action taken for the winding-up of, or the appointment of a receiver or an examiner to, a Company; and

5.14.	we express no opinion as to matters of tax or on the contractual terms of the Underwriting Agreement other than by reference to the legal character thereof.

In rendering this Opinion, we have confined ourselves to matters of Irish law. We express no opinion on any laws other than the laws of Ireland (and the interpretation thereof) in force as at the date hereof.

We hereby consent to the filing of this Opinion with the SEC as an exhibit to the current report on Form 8-K filed by the Company on the date hereof.

This Opinion is being delivered to you and may not be relied upon or distributed to any other person without our prior written consent.

The Opinion is governed by and construed in accordance with the laws of Ireland.

Yours faithfully

/s/ A&L Goodbody

M-25691353-3